UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Veralto Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92338C103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON Steven M. Rales
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,668,561
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,668,561
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,668,561
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1

The percentage reported in this Schedule 13G is based on 246,308,057 shares of Common Stock of the Issuer, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on October 26, 2023.

Item 1(a)	Name of Issuer:

The name of the issuer is Veralto Corporation, a Delaware corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The principal executive office of the Issuer is 225 Wyman St., Suite 250, Waltham, Massachusetts, 02451.

Item 2(a)	Name of Person Filing:

This Schedule is being filed by Steven M. Rales (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office, or, if None, Residence:

The principal business address of the Reporting Person is 2200 Pennsylvania Avenue, NW, Suite 800W, Washington, DC 20037.

Item 2(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

This Schedule 13G relates to the common stock of the Issuer, par value $0.01 per share (the “Shares”).

Item 2(e)	CUSIP Number:

92338C103

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4	Ownership.

As of the date hereof, the Reporting Person is the beneficial owner of 9,668,561 Shares. The Reporting Person’s ownership consists of (i) 3,666,666 Shares owned by limited liability companies of which the Reporting Person is trustee of the sole member, (ii) 6,617 Shares attributable to the Reporting Person’s 401(k) account as of December 31, 2023, (iii) 3,282,202 Shares held through a revocable trust of which the Reporting Person is trustee, (iv) 561,456 Shares held through a family trust and (v) 2,151,620 Shares owned by a charitable foundation of which the Reporting Person is the sole director. The Reporting Person disclaims beneficial ownership of the Shares held by the charitable foundation.

(a)	Amount beneficially owned: 9,668,561

(b)	Percent of class: 3.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 9,668,561

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 9,668,561

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

By:	/s/ Steven M. Rales
Name:	Steven M. Rales